Exhibit (h)(1)(i)

May 13, 2013

ING Separate Portfolios Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated May 13, 2013, we have agreed to waive the administrative fee payable to us under the Amended and Restated Administration Agreement, dated March 7, 2013, as amended, between ING Separate Portfolios Trust and ING Funds Services, LLC (the “Agreement”).  Such waiver will be in an amount equal to the administrative fee allocated to, and otherwise payable by, the Class P shares of ING Investment Grade Credit Fund, a series of ING Separate Portfolios Trust, thereby reducing the post-waiver fee rate payable by the Class P shares to 0.00%.

By this letter, we agree to waive the administrative fee in this manner for the period from May 13, 2013 through August 1, 2014 (the “Waiver Period”).

ING Funds Services, LLC acknowledges that any fees waived during the Waiver Period pursuant to this letter shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Separate Portfolios Trust.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/Todd Modic
Todd Modic
Senior Vice President
ING Funds Services, LLC

Agreed and Accepted:

ING Separate Portfolios Trust

(on behalf of the Funds)

By:

/s/Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744	ING Funds Services, LLC